EXHIBIT 4.107
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English Translation of Spanish Original
Procedure: I incorporate this agreement into my
Registration Book, Section A, with the number 2510
Madrid on 29 DEC. 2009
CREDIT AGREEMENT FOR ACCOUNT NUMBER [***]
This Credit Agreement is entered into this 29th day of December 2009 before me, Mr. Fernando Molina Stranz, a Notary Public of Madrid and a member of its Notaries Association,
BY AND AMONG:
(1)	Mr. Fernando Saavedra Obermann and Mr. Luis Miguel Martínez Jurado acting on behalf and on account of TELVENT USA, INC. (hereinafter the “Borrower”), whose address for the purpose of notices is in Houston, Texas, United States of America, at Hollister Road 7000 A and with Tax Identification Number [***];

(2)	Mr. Saavedra Obermann and Mr. Luis Miguel Martínez Jurado acting on behalf and on account of TELVENT GIT, S.A. (hereinafter the “Guarantor”), whose address for the purpose of notices is in Alcobendas, Madrid 28108, at Avenida de Valgrande, 6 and with Tax Identification Number [***];

(3)	Mr. PABLO MELCHIORRE and Ms. MARTA ORTEGA PÉREZ acting on behalf and on account of DEUTSCHE BANK, SOCIEDAD ANÓNIMA ESPAÑOLA (hereinafter the “Bank”), whose address for the purpose of notices is in Madrid 28046 at Paseo de la Castellana no. 18 and with Tax Identification Number [***].
RECITALS
WHEREAS, the Borrower has requested the Bank to grant it a credit line in US DOLLARS and the Bank has accepted such request. The parties thus enter into this AGREEMENT ON THE OPENING OF A BUSINESS CREDIT (hereinafter the “Agreement”), which shall be governed in accordance with the following
TERMS AND CONDITIONS
1.- THE CREDIT: AMOUNT, PURPOSE AND DRAW-DOWN
A)	The Bank hereby grants the Borrower a business credit line, which the latter accepts (hereinafter the “Credit”), that shall be used to finance general cash needs.

B)	The maximum amount of the Credit granted by the Bank is of EIGHTEEN MILLION US DOLLARS (hereinafter the “Credit Amount”), which may be drawn down by the Borrower solely through draw-downs from the current account denominated in US DOLLARS at a variable interest rate calculated on the basis of the LIBOR.

C)	The Credit Amount may not be exceeded by the Borrower at any time and under no circumstances. Hence, the Borrower may not effectuate any draw-downs from the Credit for an amount that, when added to the sums already drown down and pending repayment or redemption, exceeds said Credit Amount.

D)	During the term of this Agreement and in keeping with the provisions set forth in paragraphs B) and C) above, the Borrower may effectuate draw-downs from the Credit by any of the means usually allowed in Banking, which shall be reflected in the current account number [***] opened for such a purpose at the Bank in the name of the Borrower (hereinafter the “Credit Account”), which shall be operated like a normal credit current account.
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At the start of transactions on today’s date, such account has a balance in favor of the Borrower amounting to TWENTY-FIVE THOUSAND SEVEN HUNDRED SIXTEEN US DOLLARS AND SEVENTY-FOUR CENTS (US $25,716.74) according to the settlement made by the Bank, which the Borrower expressly accepts.

E)	Any draw-downs made from the Credit by the Borrower pursuant to the provisions set forth herein shall at all times be conditional upon the fact that none of the causes for early termination set forth in Clause 11 contained herein has occurred at the moment the draw-down is made effective.
2.- TERM
A)	The term of this agreement shall initially be for six (6) months, counting from the date it is entered into.

Notwithstanding the foregoing, this Agreement shall be construed to have been extended for an additional six-month (6) term should neither of the parties give the other written notice of their wish that such extension not occur before the end of the initial term.

B)	Consequently, this Agreement shall terminate on July 29, 2010 (or, should it be extended, on December 29, 2010) (hereinafter the “Final Redemption Date”), on which the Borrower shall pay the Bank any amounts it may owe, along with any commission fees, interest or any items connected with this Agreement. Should such date turn out to be a holiday, it shall be construed that all the amounts owed shall have to be paid on the first business day following such holiday.

C)	For the purposes set forth herein, business days shall be construed as the days considered as such by the TARGET European payments system (as it is defined in Clause 3 contained herein) and, for the purpose of payments, those days deemed as such by both the TARGET system as well as those in Madrid.

For the purposes of calculating the settlement of interest or the repayment of principal, should the last day fall on a holiday, the redemption date shall come about on the next business day immediately following it.
3.- ORDINARY INTEREST
A)	Any debit balances of the Credit Account shall accrue interest on a daily basis in favor of the Bank based on a year consisting of three hundred and sixty (360) days.

For the purposes of calculating interest, the time running between the date this Agreement is entered into and the Final Redemption Date shall be deemed to be divided into successive interest periods lasting one (1) month.

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Any interest accrued shall be paid by the Borrower on a monthly basis based on the settlement submitted to it by the Bank within the first five (5) days of each month of each year this Agreement is in force, as well as on the Final Redemption Date or on any other date on which this Agreement is terminated for any cause or reason whatsoever.

B)	Interest rate that applies: The interest rate that applies to each monthly interest period shall be the LIBOR (“London Interbank Offered Rate”) (hereinafter the “Reference Rate”) increased by a differential of one point ninety percentage points (1.90%). “LIBOR” (“London Interbank Offered Rate”) shall be construed to mean the annual interest rate for Euro deposits for a term equivalent to the duration of the interest period in question appearing on the “LIBOR=” or “REUTERS MIBOR “ screen two TARGET business days before and calculated on the basis of 360 days at approximately 11:00 a.m. Brussels time on the day it is to be calculated pursuant to the provisions contained herein, along with any taxes, duties or charges that in the future may be placed on obtaining deposits in the Interbank Market, in addition to the usual commission fee charged by the financial intermediary and any taxes, duties or charges placed on such commission fee.

“TARGET business days” shall be construed to mean any day on which payments can be effectuated through the system known as the Trans-European Automated Real-time Gross Settlement Express Transfer, in other words, every day of the year except Saturdays, Sundays and any holidays that may be established at any time.

Variability of the interest rate: The initial interest rate shall vary automatically on any day of the interest period, either upwards or downwards, by taking the LIBOR (“London Interbank Offered Rate”) as a reference in the way set forth hereunder. In any case, the LIBOR reference rate shall be increased by the percentage points that may have been agreed upon for such period.

The aforementioned upward or downward modification shall come about whenever the arithmetic mean of the LIBOR interest rate for transactions at one (1) month published either directly by the European Central Bank or through the Bank of Spain during a period of five TARGET business days prior to the modification date undergoes a total percentage variation of plus or minus 0.50 points in regards the prevailing reference rate for this Credit on the modification date

Should the LIBOR interest rates for interbank deposit transactions for the period in question not be published either directly by the European Central Bank or through the Bank of Spain, the reference rate shall be obtained in accordance with the same terms set forth in the preceding paragraph from the LIBOR interest rates for interbank deposit transactions for the next immediately shorter period that has been published either directly by the European Central Bank or through the Bank of Spain.

The Bank shall give notice of the interest rate thus calculated to the Borrower on the first business day of each interest period and such rate shall be in force during the interest period to which it refers. The Borrower hereby waives any deferred application thereof for the purposes set forth in paragraph 8, Rule 6 of the Bank of Spain Circular 8/1990 of September 7.

Taking into account the prevailing LIBOR calculated in the way set forth above, the interest rate that shall apply to the first monthly interest period commencing on today’s date shall be two point one hundred thirty-one percentage points (2.131%) corresponding to the effective annual interest rate (calculated in accordance with the provisions set forth in Clause 5 hereunder) of two point one hundred fifty-two percentage points (2.152%).
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C)	Replacement interest rate for the LIBOR: Should it turn out to be impossible to determine the interest rate on the basis of the LIBOR due to it not being published or for any other reason affecting the interbank market not imputable to the parties, the parties shall make an effort to find a replacement interest rate to resolve the difficulties of applying the interest rate initially foreseen herein until circumstances allow the original interest rate to be used once more, including but not limited to setting an alternative interest rate or any other possible means. Should the parties be unable to reach agreement on such replacement interest rate within five business days, the lowest interest rate offered by the following banks for credit lines having similar conditions as the ones set forth herein shall apply: BBVA, SCH and Popular Español, increased by a differential of one point ninety percentage points (1.90%).

D)	The replacement interest rate that may apply in accordance with the preceding rules shall be in force for solely one month, except should it continue to be impossible to obtain the LIBOR rate or, should the parties reach a mutual agreement on the replacement interest rate, in which case it shall be maintained until the LIBOR rate can be obtained or until the parties reach mutual agreement on a replacement interest rate.

The provisions set forth in paragraph B) above shall apply for giving notice of and applying the replacement interest rate thus calculated.

Any amounts owed shall once again accrue interest based on the interest rate set in accordance with the provisions set forth in paragraph B) as soon as circumstances allow.

E)	The Borrower, in turn, shall inexcusably give notice to the Bank of its acceptance or rejection of the new interest rate thus set either by telegram, in person or any other means that can leave behind irrefutable proof of notice being served within twenty calendar days following the commencement of each interest period.

F)	Should the Borrower give notice to the Bank of its refusal to accept the new interest rate for any reason whatsoever, this Agreement shall be terminated for all intents and purposes on the final day of the last interest period accepted. The Credit shall then become due and, as of such day, the Borrower’s obligations may be required. Notwithstanding the above, the Borrower shall be entitled to a grace period of one month counting from the date of the Borrower’s rejection to effectuate the repayment of principal and pay the corresponding interest, which shall be calculated in keeping with the last interest rate accepted by the Borrower and in force during the last period preceding termination.
4.- PENALTY INTEREST
The Borrower shall pay the Bank penalty interest on any amounts that have not been paid on the dates set forth in accordance with the preceding Clauses. Such penalty interest shall accrue as of the date on which non-payment comes about until the date on which the amounts owed are effectively paid in full. The penalty interest rate shall result from adding the EONIA interest rate (as defined in the following paragraph) to an amount similar to the amount owed for a period of one (1) day with a differential of one hundred and ninety percentage points (1.90%).

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“EONIA” (Euro Overnight Index Average) shall be construed to mean the reference rate of the Euro Money Market that may result from the agreement in force at any one time under the oversight of the European Banking Federation and the Financial Markets Association (ACI) (currently, the agreement sets forth the reference rate on screen 247 of the BRIDGE Telerate system between the 18.45 and the 19.45 hours (Central European Time) for financing with delivery of funds on the same day the rate is set for one-day Euro deposits.
On days on which it is impossible to determine the EONIA as set forth above, the EONIA corresponding to the last day in which it could be determined shall apply.
Such interest shall be settled and paid on a monthly basis on the interest settlement date and on the date the principal on which they accrue is to be paid or, should it be the case, on the date this Agreement is terminated by the Bank.
For the purposes of the Article 317 of the Code of Commerce, the parties expressly agree that the Bank may capitalize any unpaid penalty interest that has accrued, which shall in turn accrue new interest at the penalty interest rate.
The foregoing shall be without prejudice to any liabilities the Borrower may have incurred before the Bank.
5.- EFFECTIVE ANNUAL INTEREST RATE
For informative purposes, it is hereby indicated that the effective annual interest rates that applies on the basis of this Agreement shall be calculated in keeping with the formula contained in Annex V of the Bank of Spain’s Circular 8/1990 of September 7 (published in the Official Journal of the State [Boletín Oficial del Estado], no. 313 of December 31, 1993 and no. 184 of August 3, 1994) and notice thereof shall be given by the Bank to the Borrower on the same date that notice is given of the nominal interest rate that may apply in each case.
6.- PAYMENTS
A)	The Borrower shall deliver to the Bank any amounts it may owe in accordance with this Agreement at the latter’s Madrid offices located at Paseo de la Castellana number 18. The Bank shall receive the amounts referred to on the dates they should be received in accordance with this Agreement without the need for giving any kind of payment notice. In any event, the Borrower shall pay the Bank the balance of the Credit Account set forth in paragraph D), Clause 1 contained herein on the Final Redemption Date or on any other date on which this Agreement is terminated.

B)	Notwithstanding the foregoing, the Borrower shall irrevocably empower the Bank, so that the latter may, without any kind of limitation whatsoever, offset such payments it is owed by the former pursuant to this Agreement with any amount belonging to the Borrower which may be in the Bank’s power for any reason whatsoever, or with any amount that the Bank may owe to the Borrower for any reason whatsoever. The Borrower shall likewise irrevocably empower the Bank, so that the latter may effectuate any credit or debit, foreign currency exchange, account transfer or securities realization transactions and carry out any other actions that may be necessary or suitable in order to apply the amounts set forth above to such payments.
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C)	Any payments the Borrower may make to the Bank shall be imputed as follows, as long as they are connected with debts that are due: 1st legal costs; 2nd expenses; 3rd penalties; 4th taxes; 5th commission fees; 6th penalty interest; 7th ordinary interest; and 8th the Credit’s principal.

D)	Borrower failing to meet its payment obligations when they are due shall give rise to the accrual of penalty interest, as set forth in Clause 4 above. Furthermore, the Borrower shall be particularly obliged to compensate any damages it may cause the Bank arising from the establishment, taking out, renewal or cancellation of third-party deposits as a result of a breach of the Borrower’s payment obligations. For such a purpose, the Borrower hereby irrevocably accepts any justified settlement that may be submitted to it by the Bank as of this moment.
7.- LEGAL CLAIMS
As of this moment, the Borrower recognizes the accuracy of the Bank’s book entries and any settlement made by the Bank in keeping with such entries shall constitute valid evidence in court, and the amount resulting from such settlement shall be deemed as cash.

Any cash amount owed by the Borrower that may be claimed before the courts shall be deemed to be the amount resulting from closing the current credit account in the Bank’s books. For the purposes set forth in Article 572 of the Civil Proceedings Law (Ley de Enjuiciamiento Civil), the parties expressly agree the amount that may be claimed in the event of enforcement shall be the amount specified in the certificate issued by the bank setting forth the current credit account’s balance once the relevant settlement has been made. Such certificate shall state the official intermediation Agent intervening in the Bank’s claim, that the aforementioned balance coincides with the balance appearing in the special account and that the settlement was carried out as agreed upon by the parties in the Clauses of this Agreement. By virtue of this Agreement, the submission of an authorized copy or a notarial affidavit of this Agreement, along with the certificate issued by the Bank in accordance with Article 573 of the same Law, as indicated above, shall be sufficient to exercise the enforcement action.
8.- FORCE MAJEURE AND CHANGE OF CIRCUMSTANCES
A)	Should the Bank find it impossible to maintain the Credit under the terms and conditions set forth herein due to exceptional causes that cannot be avoided, it may put forward alternatives to the Borrower which, should they not be accepted by the latter, shall empower the Bank to terminate this Agreement early. The Borrower shall then be obliged to repay the Bank any amounts it may owe in accordance with this Agreement within three (3) business days.

B)	Should the Bank undergo an increase of costs, or suffer a reduction of income resulting from new legislation of any kind or level, or from a new interpretation of existing legislation, or be subject to a change in banking coefficients during the time this Agreement is in force, it may initiate a period of negotiations with the Borrower lasting thirty (30) days in order to adjust the latter’s consideration, so that the Bank may obtain a similar amount of net income that it would have obtained pursuant to the legislation prevailing at the moment this agreement was entered into.

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If no agreement is reached once the thirty-day (30) period has elapsed, the Bank may terminate this Agreement early and the Borrower shall consequently be obliged to make repayments under the same terms and conditions as those set forth in paragraph A) above.
9.- TAXES AND EXPENSES
A)	The Borrower shall pay any taxes, duties, fees, charges, stamp taxes, brokerage fees and costs, whatever they may be, that may now or in the future apply as a result of this Agreement, be they for the drawing up, entering into or fulfillment thereof, including the expenses and fees of attorneys and procurators or legal expenses that may be incurred by the Bank as a result of the Borrower breaching its obligations.

B)	The Borrower shall pay in full all the amounts owed to the Bank as a result of this Agreement, that it to say, without making any withholdings or deductions of any kind whatsoever, except where the Borrower is inevitably obliged to make them, in which case the Borrower shall effectuate such withholdings or deductions but, at the same time, it shall pay the Bank any amounts that may be necessary, so that the Bank receives a net amount equivalent to the amount it would have received if the withholding or deduction in question had not come about. Any withholdings on account for Corporation Tax (Impuesto de Sociedades) the Borrower may be obliged to effectuate in the future on any payments made to the Bank shall be exempted from the above.
10.- THE BORROWER’S OTHER OBLIGATIONS
The Borrower shall also be obliged:
A)	Not to dispose of its fixed assets by any means whatsoever without receiving some kind of equivalent consideration or consideration that can be converted into assets of the same kind as those disposed of.

B)	Not to segregate or spin off its active companies whose joint value could condition the normal performance of the Borrower’s corporate purpose in order to attribute them to another legal person or individual.

C)	Not to constitute, widen or renew upon their expiration or allow that any rights in rem, attachments, charges or encumbrances of any kind whatsoever be imposed on its assets or rights in favor of third-party creditors for a joint amount that could condition the normal performance of the Borrower’s corporate purpose.

D)	To maintain this Credit and the Bank’s rights arising from this Agreement at the same level and with the same preferences, rights in rem, personal guaranties or guaranties of any other kind whatsoever as those arising from any other agreement of the same kind, either at present or in the future, in favor of any other creditor, except for any preferences and guaranties set up and granted prior to this Agreement, in which case these may not be improved, widened or renewed further than in the manner and for the term that had already been set forth at the moment this Agreement was entered into.
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E)	To send the Bank the balance sheet, the profit and loss account and the report approved by the General Shareholders’ Meeting, along with the full report drawn up by the external auditors on an annual basis no later than two hundred ten (210) days after the end of each tax year.

F)	To likewise submit to the Bank any information the latter may request at any time concerning the Borrower’s economic state and financial situation, as well as forecasts for both, as long as the following requirements are simultaneously met:
That there are no kinds of constraints concerning the handover of the information requested in accordance with the rules governed by the Securities and Exchange Commission (SEC); and
That any such information is deemed “Confidential Information” and its handover, use and safekeeping are done pursuant to the provisions set forth in Clause 19 hereunder.
G)	To seek any authorization or permits that may turn out to be necessary at present or in the future to enter into and fulfill this Agreement, should any be required. In this regard, the Borrower expressly states that the entering into of this Agreement does not involve any kind of breach of the provisions set forth in its own bylaws or in any kind of law or regulation, and that this statement shall be deemed to have been implicitly renewed on each date each draw-down is requested, except where expressly stated otherwise. Consequently, the Borrower shall hold the Bank harmless from any liability that may arise, which shall solely be assumed by the Borrower.

H)	To give the Bank written notice of any change that may have come about to the data, documents or information supplied to the Bank as a prerequisite for the granting of this Credit, or of any inaccuracy observed therein, along with the occurrence of any of the circumstances set forth in Clause 11 hereunder or of a breach of any of the obligations set forth in this Clause.
Any of the information and documents that the Borrower may have to provide pursuant to this Clause shall be handed over to the Bank by a duly authorized representative of the Borrower, who shall sign such documents.
11.- EARLY TERMINATION
A)	The Bank may terminate this Agreement and require repayment of any amounts it may be owed by the Borrower at such time for principal, interest, commission fees or for any other reason whatsoever should the Borrower carry out or be affected by any of the following situations:
a)	Should the Borrower breach any of the obligations it is obliged to fulfill pursuant to this Agreement or any other it may have entered into with the Bank.

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b)	Should any of the data, documents or information the Borrower has provided to the Bank and which the Bank has taken into consideration to grant this Credit turn out to be false or inaccurate.

c)	Should the Borrower’s solvency suffer deterioration during the term of this Agreement, as this Agreement has been entered into taking into consideration the solvency guaranteed by its share ownership structure and equity situation. Such solvency shall automatically be deemed to have been reduced should the Borrower: (1) radically change, wind down or liquidate its company or cease its business activities, or merge or absorb another company or be absorbed by another company; (2) be declared bankrupt, except when early termination is not admissible due to such a circumstance, or if it publicly or openly admits its incapacity to fulfill its obligations at the times it should do so, or if the company is expropriated or seized or falls under court-ordered receivership; (3) breach any payment obligations to third parties for an amount equivalent to or in excess of € 5,000,000 or should any circumstance come about that would entail a reduction of its solvency; (4) accept the return of any letters of exchange issued in its name; (5) be subject to the initiation of any administrative or court proceedings entailing a seizure or enforcement actions substantially affecting its assets; or (6) should the stake held by the company Telvent GIT, S.A. in the Borrower’s share capital fall below fifty-one per cent (51%).

d)	Should the Borrower breach any of the tax obligations it is subject to in accordance with this Agreement, be they of a formal nature or regarding payments.
B)	All of the above shall be without prejudice to any rights and actions that the Bank may be entitled to exercise.
12.- NOTICES
A)	The parties shall give all notices and communications regarding this Agreement in writing, be it by letter or by fax, and such notices shall be signed by a person holding sufficient powers of attorney. Nonetheless, in cases of urgency, other means may be used such as the telephone, by telegraph, telex or any other means. However, such cases shall be confirmed in writing within the following five (5) business days.

B)	The address of each of the parties to which such notices shall be served are the addresses that appear on this Agreement’s header, unless a change thereof has come about, at least fifteen (15) day’s prior notice of which shall be given to the other party.
13.- ASSIGNMENT OF CREDIT AND/OR CONTRACTUAL POSITION
A)	The Borrower may not assign its debt or its contractual position without the Bank’s express written agreement.

B)	The Bank may wholly or partially assign to any institution, individual or legal person its credit rights and contractual position in this Agreement, including through sub-participations thereof or through third parties fully or partially taking on the economic risks arising from the Credit granted. As regards such assignments, the Bank shall be expressly empowered by the Borrower to provide the assignees with any information they may require concerning this Agreement, as well as about the relationships between the Bank and the Borrower arising from this Agreement.
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14.- INFORMATION FOR THE BORROWER’S REPRESENTATIVE
Pursuant to Article 5 of Law 15/1999, which governs the right to information in data gathering, the Borrower’s representative for the execution of this Agreement is hereby informed of and accepts the incorporation of his personal data and of the data of the company he represents into the automated files held at the Bank, which shall be kept confidential without prejudice to any obligatory disclosures thereof.
The aforementioned data is necessary to maintain and fulfill the contractual relationship with the Borrower, and both the Borrower and its representative may exercise the rights of access, rectification, cancellation and opposition they are entitled to by writing to the Bank as indicated herein.
15.- INTERBANK COOPERATION
Should the Borrower hand over or assign to the Bank any collection management or discount documents under the aegis of this Agreement for payment into the Credit Account, the Borrower shall from this moment authorize the banking institutions at which the payment of such assigned documents is to be directly debited to require on its behalf any payments resulting from such documents from the debtors should such documents fail to be paid. The Borrower shall likewise authorize any of the aforementioned institutions to provide information to the providers of solvency and credit rating services concerning the non-payment of the documents thus assigned. The Borrower shall be obliged to give the Bank immediate and sufficient notice of any subsequent payments of the debt by the debtors and shall be held liable for any liabilities that may arise from breaching this obligation and, consequently, the holding of inaccurate data regarding the aforementioned service providers in the files.
16.- COMMISSION FEES
The Borrower shall pay the Bank the following commission fees:
(i)	An opening commission fee of zero percent (0%) calculated on the total amount of the Credit granted, which shall be settled and debited just once from the Credit Account on the date this Agreement is entered into and the Borrower shall authorize the BANK to effectuate such debit from the aforementioned account.

(ii)	An availability commission fee of zero percent (0%) to be applied annually on the average balance not drawn down from the Credit. In any event, such commission fee shall be settled and debited from the Credit Account on a quarterly basis once such quarters have come to an end within the five (5) business days following the quarter that has come to an end.

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17.- GUARANTOR
TELVENT GIT, S.A. shall be the joint and several guarantor of TELVENT USA, INC. before the Bank and shall guaranty all the obligations undertaken in the preceding document under the same terms and conditions, expressly waiving, any exclusions of personal, primary and joint liability it may enjoy and covering each of the obligations thus guarantied, so as to fully constitute such joint and several liability. Specifically waiving the provisions set forth in Article 1,851 of the Civil Code, this guaranty shall extend to any extensions, renewals, novations or amendments of any kind whatsoever, both explicit or implicit, that may be made to the obligations contained herein and that fall upon the main debtor. Hence, this guaranty shall be deemed to be in force until all the obligations either directly or indirectly contained herein are extinguished, along with any that may amend or replace them.
Should an enforcement action be directed against the guarantor, it is expressly agreed upon herein that, for the purposes set forth in the last paragraph, Article 572.2 of the Civil Proceedings Law (Ley de Enjuiciamiento Civil), it shall be sufficient for the Bank to prove it has previously served notice of the debit balance to the address set forth herein and that the formalities set forth in Clause 7 above have been followed.
18.- COPIES
The first copy of this Agreement requested is a simple copy and the Borrower shall henceforth irrevocably authorize the Bank so that it may request the issuance of copies thereof – even should a partial copy be necessary – for enforcement purposes and such a fact shall be noted down in the issuance note of such copies.
IN WITNESS WHEREOF, the parties to this Agreement have stated their conformity with and approval of its contents and execute it and set their hands upon eleven pages sequentially numbered from 1 to 11, both included, with my notarial intervention on the date first mentioned above.
19.- CONFIDENTIALITY
The parties shall undertake not to disclose, provide or reveal to third parties any business, technical, financial or accounting information or information of any other nature they may provide to each other or which they may have had access to in the performance of this Agreement that the parties have identified as Confidential Information (hereinafter “Confidential Information”)
The parties shall likewise undertake to use at least the same means they employ to protect their own Confidential Information. In any event, the means of protection used by the recipient of Confidential Information shall be the means that may be reasonably necessary to protect the confidentiality of the information received and prevent its disclosure.
The parent companies of the parties and the companies belonging to their respective groups under the terms set forth in Article 4 of the Securities Market Law (Ley del Mercado de Valores) shall not be construed as third parties for these purposes.
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Notwithstanding the foregoing, the parties may wholly or partially disclose any information they may receive should they be required to do so due to a legal, regulatory or jurisdictional order.
The parties shall duly inform their executives and/or employees and/or subsidiaries and/or parent companies about the guidelines and instructions they may deem convenient and suitable for the purposes of keeping such information secret, confidential and restricted.
Any consequences arising from the negligent safekeeping and/or negligent or fraudulent disclosure of Confidential Information, or of any information ensuing from or as consequence of Confidential Information, shall be deemed as an action of unfair competition, without prejudice to any definition such act may have under any laws that may apply, including criminal offenses. All the Confidential Information shall be the sole ownership of the source that may have produced such information, unless the parties have reached a prior written agreement otherwise. The performance of this Agreement shall not grant the recipient of Confidential Information any rights or impose upon it any obligations other than the ones expressly set forth in this Clause.
Confidential Information shall solely be used by the parties in keeping with the aims of this Agreement.
Upon this Agreement’s termination or upon receiving a written request during the term of this Agreement, the recipient party of Confidential Information shall return to the other party all copies in which such Confidential Information is contained (irrespective of the format such Confidential Information may be on) or, at its choice, certify in writing through the signature of a person duly authorized for such purposes that all the aforementioned copies have been destroyed, apart from any that have to be kept due to legal mandates or to comply with internal back-up processes. The parties shall undertake to keep the information confidential for one (1) year after this Agreement’s termination.
20.- GOVERNING LAW:
This Agreement shall be governed by Spanish Law and the parties hereby waive any jurisdictional privileges they may enjoy, if any. The parties expressly submit themselves to the Courts of Madrid to resolve any disputes that may arise concerning this Agreement’s validity, interpretation or fulfillment.
IN WITNESS WHEREOF, the parties to this Attachment to the Agreement have stated their conformity with and approval of its contents as it is worded herein, and they execute it and set their hand upon it with my intervention on the date first mentioned above.
And I, the Notary Public, DO HEREBY ATTEST to the identity and capacity of the parties, to the legitimacy of their signatures and to execution of this Agreement drafted on two pages numbered sequentially 1 to 2.

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And I, the Notary Public, after having given the opportune legal warnings, DO HEREBY ATTEST to the identities of the parties intervening in this act, to their signatures and to the fact that, to my mind, they have the necessary capacity and legitimacy to execute this document, that their consent has been freely given, and that this document’s execution complies with the Law and is in keeping with the informed will of those executing and intervening in it.
THE SIGNATURES OF THE PARTIES APPEARING FOLLOW.
INTERVENED AND STAMPED BY ME, FERNANDO MOLINA STRANZ.
This Agreement consists of ...7... sheets numbered from 1 to ...7..., all of which are signed and stamped by the intervening NOTARY PUBLIC.
     Telvent USA Inc., duly represented by Mr. Fernando Saavedra Obermann holder of National ID Card No. [***] and by Mr. Luis Miguel Martínez Jurado, holder of National ID Card No. [***] by virtue of the special power of attorney executed before the Notary Public of Houston, Texas, Mr. Dixie Voss, on December 15, 2009, which duly bears the appropriate Apostille.
     TELVENT GIT, S.A., duly represented by Mr. Fernando Saavedra Obermann holder of National ID Card No. [***] and Mr. Luis Miguel Martínez Jurado holder of National ID Card No. [***] by virtue of the public instrument executed before the Notary Public of Madrid Mr. Juan Álvarez-Sala Walther on July 15, 2009 with number 1536 of his protocol files.
     Deutsche Bank, S.A.E., duly represented by Mr. Pablo Melchiorre holder of Alien Registration Card No. [***] and Ms. Marta Ortega Pérez holder of National ID Card No. [***] by virtue of the powers of attorney granted before the Notary Public of Barcelona Mr. Miguel Alemany Escapa on March 4, 2009 and September 12, 2007 with numbers 413 and 2906 of his protocol files respectively.
WITH MY INTERVENTION
     THE NOTARY PUBLIC